

May 20, 2015

VIA E-MAIL

David D. Jones, Esq.
Copeland & Covert, PLLC
395 Sawdust Road, Suite 2148
The Woodlands, TX 77380

      Re: Lyons Funds
             Initial Registration Statement on Form N-1A
             File Nos. 333-203256 and 811-23045

Dear Mr. Jones:

We have reviewed the registration statement filed on Form N-1A on April 6, 2015, on behalf of Lyons Funds (the "Trust"). The registration statement contains a prospectus for the following series: Lyons Small Cap Fund (the "Fund"). We have the following comments on the registration statement:

GENERAL COMMENTS

1. We note that portions of the filing have been left blank. We expect to have further comments when you supply the omitted information in a pre-effective amendment, or change the disclosure in response to the staff's comments. We may also have comments on exhibits added in a pre-effective amendment.

2. Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C of the Securities Act of 1933 (the "1933 Act). *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

3. All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940 (the "1940 Act").

PROSPECTUS COMMENTS

4. Prospectus Front Cover Page

Please include the Class or Classes to which the prospectus relates and the exchange ticker symbol adjacent to each such Class. *See* Item 1(a)(1) and (2) of Form N-1A.

5. Investment Objective

The Fund states that its investment objective is not a fundamental policy and may be changed by the Fund's Board of Trustees upon sixty (60) days written notice to Fund shareholders. Please move this disclosure to the Item 9 discussion.

6. Portfolio Turnover

Please remove the last sentence from the portfolio turnover section as this disclosure is neither permitted nor required by item 3 of Form N-1A.

7. Principal Investment Strategies

a.   Please consider moving the discussion of temporary defensive position to item 9 as a temporary defensive position does not describe how the Fund intends to achieve its investment objectives.

8. Principal Risks of Investing in the Fund

a.   With respect to Management Risk, please disclose whether the Adviser has any history or no history of managing mutual funds or other assets. In addition to disclosing that the Fund is a new mutual fund and has no history of operations for investors to evaluate, please add the risk of unproven track records and risks of company failure.

b.   In light of the fact that the Fund's adviser expects that the Fund will experience annual portfolio turnover of greater than 100%, please add appropriate summary risk disclosure.

9. Additional Information about Investment Objectives, Investment Strategies, Related Risks and Portfolio Holdings

Contrary to the title of this section, no investment objective disclosure is included in the discussion. Please resolve the apparent inconsistency.

10. The Portfolio Managers

Please make consistent on the spelling of Sander Reed's (or Read's) last name. It is spelled both ways in the description of The Portfolio Managers.

11. Converting Shares

Please clarify the operation of the conversion feature. By its terms, it seems all investors eligible for Class A or C should initially purchase Class C shares and shortly thereafter convert to class A. Is this correct?

12. <u>Multiple Classes – Class C</u>

Please describe the operation of class C's maximum deferred sales charge.

13. <u>Back Cover Page</u>

a.   In the back cover page table, please update the Commission's phone number to 202.551.8090. *See* Item 1(b)(3) of Form N-1A. Also, please include the Commission's zip code.

b.   We note that the back cover page information also appears to be spread out over two pages and contains some repetitive information (see pages 17 and 18). Please consider consolidating this information onto a single page.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

14. <u>SAI Front Cover Page</u>

Please include the Class or Classes to which the SAI relates. *See* Item 14(a)(1) of Form N-1A.

15. <u>Description of the Fund and Its Investments and Risks</u>

a.   The SAI states that as of the date of this SAI, the Fund offers two classes of share to investors, Class A shares and Class C shares. However, the prospectus includes three classes of shares, including a Class I shares. Please resolve the apparent inconsistency.

b.   Please state that the Fund is an open-end management investment company. *See* Item 16(a) of Form N-1A.

c.   Illiquid Securities - Please revise the disclosure to note that the limitation on investments in illiquid securities should not be limited to the time of purchase.

d.   Please consider limiting the descriptions of any investment strategies to strategies that are not principal strategies and describe the risks of those strategies. *See* Item 16(b) of Form N-1A.

16. <u>Securities Loans</u>

a.   Please expand the disclosure contained in the first paragraph to clarify that the Fund's Board of Trustees has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur. (page B-6)

b. Please confirm that the costs of securities lending are reflected in the Fund's fee table.

17. Investment Restrictions

a. In the first sentence, please revise the reference to "principal investment objectives," as the Fund has only a single "investment objective." Also, please consider deleting the term 'principal' for the same reason. Note that Form N-1A requires disclosure of a Fund's "investment objective."

b. This section makes reference to a majority voting requirements, as defined in the 1940 Act. For clarity, please explain the majority voting requirements of the 1940 Act.

18. Fundamental Investment Restrictions

a. With respect to the Fund's fundamental investment restrictions, please provide adjacent narrative disclosure outlining the extent to which the Investment Company Act of 1940 permits the Fund to issue senior securities, lend and borrow money, and purchase and sell commodities and real estate.

c. Also, please confirm that the Fund will look through to the assets of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its own concentration policies..

19. Disclosure of Portfolio Holdings

a. In the sixth paragraph, there is a reference to the Board ensuring arrangements are in the best interests of "a Trust." Is there more than one Trust, or do you mean "the Trust?"

b. Please revise the disclosure to state that each entity receiving non-public portfolio information, be it on a daily or ad-hoc basis, are subject to a duty of confidentiality, including a duty not to trade on that confidential information. *See* Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holdings, Investment Company Act Release No. 26418 (Apr. 16, 2004), at text accompanying note 42.

c. Please provide the identity of the persons who receive information about the Fund's portfolio securities pursuant to ongoing arrangements. (*e.g.*, provide the identity of the rating agencies.) *See* Item 16(f)(2) of Form N-1A.

20. Trustees and Officers

The identity of the trustees of the Trust, including the requisite number of disinterested trustees, should be furnished in a pre-effective amendment. Please also provide all of the information called for by Item 17 of Form N-1A. (*e.g.*, Board leadership structure).

4

21. <u>Portfolio Managers</u>

Item 20 information related to the Portfolio Managers is either missing or incomplete. In addition, it appears portions of the item requirement reference the adviser rather than the portfolio managers.

22. <u>Counsel and Independent Registered Public Accounting Firm</u>

Please include the principal business address of the Fund's independent public accountant and describe generally the services performed by the independent accountant. Item 19(h)(3) to Form N-1A.

23. <u>Financial Statements, Exhibits, and Other Information</u>

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

* * * * *

Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-   the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6765.

Sincerely,

/s/ Mark Cowan

Mark Cowan
Senior Counsel